Exhibit 99.1

ACE Aviation Holdings Inc.

News Release

AIR CANADA SELECTS BOEING 777s AND 787 DREAMLINERS; MODERN, EFFICIENT AND COMFORTABLE AIRPLANES TO RENEW AND MODERNIZE FLEET
Agreement includes 32 firm orders, plus additional options and purchase rights

MONTRÉAL, April 25, 2005 - ACE Aviation Holdings Inc., the parent company of Air Canada, and Boeing today announced a wide-body fleet renewal plan for the airline that includes up to 36 Boeing 777s and up to 60 Boeing 787 Dreamliners. Air Canada will use the airplanes to modernize its existing fleet and improve operating efficiencies, creating one of the world’s youngest and most simplified airline fleets.

The wide-body renewal plan includes firm orders for 18 Boeing 777s, plus purchase rights for 18 more, in a yet-to-be-determined mix of the 777 family’s newest models: the 777-300ER, the 777-200LR Worldliner (the longest range airplane in the world), and the newly announced 777 Freighter. Air Canada’s 777 deliveries are scheduled to begin next year with the arrival of three 777-300ERs in 2006. The carrier’s first 777-300ERs will operate its Vancouver-Tokyo service.

The renewal plan also includes firm orders for 14 ultra-efficient new Boeing 787 Dreamliners, plus options and purchase rights for an additional 46 airplanes. Air Canada’s first 787 is scheduled for delivery in 2010.

“Our decision to modernize our fleet with the 777 and 787 Dreamliner will move Air Canada into a clear leadership position among North American international carriers with the world’s two newest and most efficient twin-engine, long-haul airplanes,” said Robert Milton, Chairman, President and CEO of ACE Aviation Holdings. “No other carrier in North America is in a position to order the latest and most capable variants of the 777, the 200LR, and the 300ER and also the 787. The superior customer comfort and operating economics of these aircraft will put us in the company of the leading European, Middle East and Asia Pacific carriers.

“Our analysis of these aircraft pointed to overwhelmingly attractive economics. We have estimated the fuel burn and maintenance cost savings alone on the 787 to be approximately 30 per cent versus the 767s they will replace. Particularly important in the current high fuel price environment is that the savings on these two line items alone will be more than twice the incremental ownership costs in acquiring these aircraft. Our only disappointment is that Boeing will not be able to deliver us our first 787 aircraft until 2010.

“The agreement with Boeing is very attractive financially as the operating cost of the 777 and 787 will be significantly less than our current airplanes they will replace, the acquisition costs will be spread over several years, and the asset values of the aircraft we will replace and sell are significant. As we are planning to dispose of more than 60 wide-bodies over the next decade, the net cash outlay for acquisition of these new aircraft is expected to be greatly reduced. The average age of the Boeing 767s to be replaced will be approximately 22 years.”

The order is subject to several conditions including final documentation. The companies expect to finalize the agreement by mid-year.

Boeing Commercial Airplanes President and CEO, Alan Mulally, noted the significance of the timing of the Air Canada order. “The timing of Air Canada’s decision is critical for locking in rapidly disappearing early delivery positions for the 787, which is essentially sold out through 2010,” said Mulally. “Air Canada also has secured three of the very few remaining near-term delivery slots for the 777.”

The 777 and 787 are uniquely suited to meet Air Canada’s current route structure and growth plans, which include long-range, non-stop routes for both passengers and cargo, with an increasing emphasis on growing markets in Latin America and China. Operating in the same fleet, the 777 and 787 will allow Air Canada to tailor capacity to seasonal demand with two aircraft types that fly the same speed and range yet offer different seating capacities.

“The new aircraft improves Air Canada’s ability to manage its capacity more in line with the dynamic marketplace by giving it a constant stream of efficient aircraft guaranteeing its ability to take advantage of growth opportunities, such as China, or through retirement of older aircraft, shrink its capacity while improving the mix of extremely fuel efficient aircraft,” said Montie Brewer, President and CEO of Air Canada.

“The success of the new Asia and Latin America routes introduced over the past year point to further international expansion as key to increasing shareholder value,” said Brewer. “This new equipment will permit us to lock in and expand our market penetration in an area which is already yielding very positive economic returns. This, coupled with the flexibility negotiated both in terms of delivery and financial options, should assure that we are at the forefront of North American carriers in terms of the profitability of international operations.”

The delivery of three 777s in 2006 will allow Air Canada to implement its recently announced expansion of services to China using existing wide-body aircraft. Air Canada will introduce daily Toronto-Shanghai non-stop service in summer 2006 and will increase flights to daily service between Toronto and Beijing. Daily Vancouver-Guangzhou non-stop service is planned to begin summer 2007. From its main Toronto hub, Air Canada also expects to start Toronto-Guangzhou cargo service in 2007 and plans to eventually add Tianjin to its freight operations. The expansion of passenger and freight services to China has been made possible by the new bilateral air agreement between Canada and China.

From its main hub in Toronto, Air Canada currently operates non-stop flights to Hong Kong, Tokyo, Seoul and Delhi. From its Asia Pacific gateway in Vancouver, Canada’s flag carrier serves Hong Kong, Shanghai, Beijing, Tokyo, Osaka, Nagoya and Seoul with daily non-stop flights.

“We are proud to be a part of Air Canada’s plans for future growth and look forward to supporting the airline fully as it begins to incorporate our 777s and 787s into its fleet,” said Boeing Commercial Airplanes President and CEO, Alan Mulally.

The Boeing 777 family of airplanes is the world's most advanced, and continues to evolve with the recent addition of the world's longest range airliner, the 777-200LR Worldliner, and the Boeing 777 Freighter.

The Boeing 787 Dreamliner is being designed with airlines, passengers, investors and the environment in mind. The technologically advanced airplane will use 20 per cent less fuel than today’s airplanes of comparable size, provide customers with up to 45 per cent more cargo revenue capacity, and present passengers with innovations including a new interior environment with higher humidity, wider seats and aisles, larger windows, and other conveniences.

The 787 is a family of airplanes in the 200- to 300-seat class that will carry passengers on routes between 3,500 and 8,500 nautical miles (6,500 to 16,000 kilometers). The 787 will fly at Mach 0.85, as fast as today’s fastest commercial airplanes, while using much less fuel. Production of the Dreamliner will begin in 2006. First flight is expected in 2007, with certification, delivery and entry into service in 2008.

Montréal-based Air Canada provides scheduled and charter air transportation for passengers and cargo to more than 150 destinations on five continents. Canada's flag carrier is the 14th largest commercial airline in the world and serves more than 29 million customers annually. Air Canada is a founding member of Star Alliance providing the world's most comprehensive air transportation network.

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Air Canada Contacts:	Isabelle Arthur (Montréal)	(514) 422-5788
	Laura Cooke (Toronto)	(416) 263-5576
	Angela Mah (Vancouver)	(604) 270-5741
	John Reber (U.S./International)	(514) 422-5676
Internet:	aircanada.com